Merrill Lynch Alternative Investments
Fund Administration
1200 Merrill Lynch Drive
Pennington, NJ 08534

August 24, 2012

Michael McTiernan
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	Ortus Currency FuturesAccess LLC
Amendment No.1 to Registration Statement on Form 10
Filed April 24, 2012
File No. 000-54623

Dear Mr. McTiernan:

Merrill Lynch Alternative Investments LLC (“MLAI”), the manager of Ortus Currency FuturesAccesss LLC (the “Fund”), thanks you for your letter of  May 11, 2012, providing comment to the above-referenced filing.  On behalf of the Fund, MLAI has reviewed the comment and has provided the response below.  For your convenience, we have included the comment below in bold with the corresponding response.  References to the “Fund” in our response also refer to Ortus Currency GWIM-AI Master Fund as applicable.

Use of Proceeds and Cash Management Income, page 7

1.
We note your response to comment 1 of our comment letter dated April 10, 2012.  Given the fund’s dependence on the solvency of the prime broker for a return of its collateral and payment of embedded profits, please tell us why the financial condition of the prime broker would not be material to an investor in the fund.  In considering the need for third party financial information, please consider SEC staff positions regarding financial statement disclosures in filings related to linked securities (no-action letter issued to Morgan Stanley & Co. Inc., June 24, 1996), net lease significant lessees, significant customers, and third party credit enhancements for securities that are not ABS.  We may have further comment.

We have reviewed the Morgan Stanley & Co. Inc., June 24, 1996, no-action letter (the “No-Action Letter”) referenced in the Staff’s comment above and note that the No-Action Letter relates to whether complete financial and non-financial information regarding an issuer of securities (“Underlying Securities”) that would be received in an exchange for the registrant’s securities (“Exchangeable Securities”) is material to an investor purchasing the Exchangeable Securities in an

Mr. Michael McTiernan
August 24, 2012

offering registered under the Securities Act of 1933.  The Staff’s affirmative view was based on the fact that “an investor’s return on the Exchangeable Securities depends materially on the market performance of the Underlying Securities.”  We believe that the factual situation presented in the No-Action Letter is dissimilar from the factual situation of the Fund.  In the No Action Letter, it seems clear that the purchase of the Exchangeable Securities is the substantial equivalent, at least economically pending an exchange, of a purchase of the Underlying Securities and, as a result, a purchaser of the Exchangeable Securities would expect the value of its securities to vary with the value of the Underlying Securities and thus an evaluation of an investment in the Exchangeable Securities would be incomplete without also an evaluation of an investment in the Underlying Securities.  However, the prime broker for the Fund is a services provider to the Fund.  There are no arrangements comparable to those in the No Action Letter for security holders of the Fund to acquire equity in the prime broker or to participate indirectly in its performance as an operating company.  Where the central issue of the No Action Letter related to the equivalence of the Exchangeable Securities and the Underlying Securities, the issue raised by the comment relates to a single aspect of the Fund’s relationship with its prime broker--that is, the prime broker’s creditworthiness.  Thus we believe that the better comparison, although not perfect, is, as mentioned in the comment, to a significant lessee or significant customer, and the question really turns on asset concentration and issues related thereto.

Notwithstanding the seemingly analogous situation between the Fund and an issuer that relies on a significant lessee/customer for a material portion of its revenues, the Fund’s relationship with its prime broker, or prime brokers, is readily distinguishable from an issuer’s relationship with its significant lessees or significant customers.  In the case of such an issuer, a material portion of its revenues in the ordinary course, and thus its profitability, is dependent on a tenant or customer relationship which may not be easily replaced.  Prime brokerage arrangements, on the other hand, are routine service provider arrangements easily entered into through non-exclusive, readily terminable, ordinary course contracts, and the services are available from a number of financial institutions competing for business from entities such as the Fund.  Unlike an issuer with rental properties or significant customers dependent on specific tenant or customer relationships for its profitability and where tenant or customer replacement may be a lengthy process, the Fund’s business is not substantially dependent on the Fund’s (or MLAI’s) relationship with its prime broker(s) or the provision of services by any particular prime broker and can readily obtain foreign exchange prime brokerage services from other providers of prime brokerage services in addition to or instead of its current prime broker.

With respect to asset concentration, the Fund’s Form 10 currently discloses, under Item 1(a) “General Description of Business—Plan of Operation” that between 5% and 25% of the Fund’s assets are expected to be committed as margin or collateral at any one time and in the control of the prime broker(s). The Fund has now been trading for over seven months, and to date the percentage of assets committed as margin or collateral has not exceeded 10%, which is significantly lower than the upper range of 25% initially contemplated.  The percentage of assets committed as margin or collateral, and in the control of the prime broker(s), is now expected not to exceed 20% of the Fund’s assets at any given time, absent extraordinary circumstances or change in market dynamics.  The estimated upper range of 20% represents disclosure on the conservative side, since to date the actual percentage has been lower.  Please note that gain on open positions is credited back to the

Mr. Michael McTiernan
August 24, 2012

Fund by the prime broker on a daily basis, which reduces the amount of Fund assets pledged to the prime broker.  An amended Form 10 reflecting the revised expectations pertaining to Fund assets committed as margin or collateral accompanies this letter.  In our experience, the Staff has considered concentrations in excess of 20% of an issuer’s assets to be significant requiring additional financial disclosures.  As noted above, the Fund’s exposure to the prime broker is not at this level.

For a variety of reasons, in the interest of the Fund, MLAI is opening a prime brokerage relationship with UBS AG to serve as an additional prime broker.  The Amended Form 10 accompanying this letter identifies UBS AG as an additional prime broker and amends disclosures referring to Merrill Lynch Investment Bank (“MLIB”) as the Fund’s exclusive prime broker.

Because the Fund’s profitability is not dependent upon the profitability of its prime broker, because the Fund’s asset concentration with the prime brokers is not significant, and because the Fund is not dependent exclusively upon the services of MLIB or any other particular prime broker, we do not believe that financial information about the prime broker is material information to an investor in the Fund or particularly useful with respect to an evaluation of the financial condition of the Fund.

In connection with your comment letter and the filing noted above, the Fund acknowledges the following:

1.	the Fund is responsible for the adequacy and accuracy of the disclosure in this filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

3.	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Barbra E. Kocsis Barbra E. Kocsis Chief Financial Officer Merrill Lynch Alternative Investments LLC Manager Ortus Currency FuturesAccess LLC

cc:	James Biery